# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VSEE Health, Inc., CIK 0001864531
CUSIP: 92919Y102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 980 N Federal Hwy #304, Boca Raton, Florida (FL), 33432
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001753926-25-001571
Filed by CIK 0001532798

## Reporting persons
- Dominion Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); member of a group; sole voting power 0; shared voting power 1,014,654; sole dispositive power 0; shared dispositive power 1,014,654; aggregate amount beneficially owned 1,014,654 (3% of the class)
  Comment: (1) As more fully described in Item 4 of this Amendment No. 1 to statement on Schedule 13G (this ''Amendment No.1''), the percentage set forth on row (11) above and the number of shares of common stock, par value $0.0001 per share, of the issuer (the "Common Stock") set forth on rows (6), (8) and (9) above includes (x) 100,000 shares issued as closing shares (the "Closing Shares") as a part of the Promissory Note executed on March 20, 2025 (the "Promissory Note"), and (y) the shares of Common Stock issuable upon the exercise of certain common stock purchase warrants of the issuer directly and indirectly held by the Reporting Person (collectively, the "Warrants").
  
  (2) In Row (11) the percentage is based on (i) 33,193,140 shares of Common Stock outstanding as of December 26, 2025, as reported by the issuer in its Prospectus, filed with the U.S. Securities and Exchange Commission (the ''SEC'') on January 8, 2026 (the "Prospectus"). The reporting person no longer beneficially owns 5% or more of the securities and accordingly this constitutes an exit filing for the reporting person.
- Dominion Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,014,654; sole dispositive power 0; shared dispositive power 1,014,654; aggregate amount beneficially owned 1,014,654 (3% of the class)
  Comment: (1) As more fully described in Item 4 of this Amendment No.1, the percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes (x) 100,000 shares issued as Closing Shares as a part of the Promissory Note executed on March 20, 2025, and (y) the exercise of the Warrants.
  
  (2) In Row (11) the percentage is based on (i) 33,193,140 shares of Common Stock outstanding as of December 26, 2025, as reported by the issuer in its Prospectus. The reporting person no longer beneficially owns 5% or more of the securities and accordingly this constitutes an exit filing for the reporting person.
- Dominion Capital Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,014,654; sole dispositive power 0; shared dispositive power 1,014,654; aggregate amount beneficially owned 1,014,654 (3% of the class)
  Comment: (1) As more fully described in Item 4 of this Amendment No.1, the percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes (x) 100,000 shares issued as Closing Shares as a part of the Promissory Note executed on March 20, 2025, and (y) the exercise of the Warrants.
  
  (2) In Row (11) the percentage is based on (i) 33,193,140 shares of Common Stock outstanding as of December 26, 2025, as reported by the issuer in its Prospectus. The reporting person no longer beneficially owns 5% or more of the securities and accordingly this constitutes an exit filing for the reporting person.
- Ascent Partners Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,014,654; sole dispositive power 0; shared dispositive power 1,014,654; aggregate amount beneficially owned 1,014,654 (3% of the class)
  Comment: (1) As more fully described in Item 4 of this Amendment No.1, the percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes (x) 100,000 shares issued as Closing Shares as a part of the Promissory Note executed on March 20, 2025, and (y) the exercise of the Warrants.
  
  (2) In Row (11) the percentage is based on (i) 33,193,140 shares of Common Stock outstanding as of December 26, 2025, as reported by the issuer in its Prospectus. The reporting person no longer beneficially owns 5% or more of the securities and accordingly this constitutes an exit filing for the reporting person.
- Ascent Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,014,654; sole dispositive power 0; shared dispositive power 1,014,654; aggregate amount beneficially owned 1,014,654 (3% of the class)
  Comment: (1) As more fully described in Item 4 of this Amendment No.1, the percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes (x) 100,000 shares issued as Closing Shares as a part of the Promissory Note executed on March 20, 2025, and (y) the exercise of the Warrants.
  
  (2) In Row (11) the percentage is based on (i) 33,193,140 shares of Common Stock outstanding as of December 26, 2025, as reported by the issuer in its Prospectus. The reporting person no longer beneficially owns 5% or more of the securities and accordingly this constitutes an exit filing for the reporting person.
- Masada Group Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; sole voting power 0; shared voting power 1,014,654; sole dispositive power 0; shared dispositive power 1,014,654; aggregate amount beneficially owned 1,014,654 (3% of the class)
  Comment: (1) As more fully described in Item 4 of this Amendment No.1, the percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes (x) 100,000 shares issued as Closing Shares as a part of the Promissory Note executed on March 20, 2025, and (y) the exercise of the Warrants.
  
  (2) In Row (11) the percentage is based on (i) 33,193,140 shares of Common Stock outstanding as of December 26, 2025, as reported by the issuer in its Prospectus. The reporting person no longer beneficially owns 5% or more of the securities and accordingly this constitutes an exit filing for the reporting person.
- Mikhail Gurevich: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,014,654; sole dispositive power 0; shared dispositive power 1,014,654; aggregate amount beneficially owned 1,014,654 (3% of the class)
  Comment: (1) As more fully described in Item 4 of this Amendment No.1, the percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes (x) 100,000 shares issued as Closing Shares as a part of the Promissory Note executed on March 20, 2025, and (y) the exercise of the Warrants.
  
  (2) In Row (11) the percentage is based on (i) 33,193,140 shares of Common Stock outstanding as of December 26, 2025, as reported by the issuer in its Prospectus. The reporting person no longer beneficially owns 5% or more of the securities and accordingly this constitutes an exit filing for the reporting person.
- Gennadiy Gurevich: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,014,654; sole dispositive power 0; shared dispositive power 1,014,654; aggregate amount beneficially owned 1,014,654 (3% of the class)
  Comment: (1) As more fully described in Item 4 of this Amendment No.1, the percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes (x) 100,000 shares issued as Closing Shares as a part of the Promissory Note executed on March 20, 2025, and (y) the exercise of the Warrants.
  
  (2) In Row (11) the percentage is based on (i) 33,193,140 shares of Common Stock outstanding as of December 26, 2025, as reported by the issuer in its Prospectus. The reporting person no longer beneficially owns 5% or more of the securities and accordingly this constitutes an exit filing for the reporting person.
- Alon Brenner: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,014,654; sole dispositive power 0; shared dispositive power 1,014,654; aggregate amount beneficially owned 1,014,654 (3% of the class)
  Comment: (1) As more fully described in Item 4 of this Amendment No.1, the percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes (x) 100,000 shares issued as Closing Shares as a part of the Promissory Note executed on March 20, 2025, and (y) the exercise of the Warrants.
  
  (2) In Row (11) the percentage is based on (i) 33,193,140 shares of Common Stock outstanding as of December 26, 2025, as reported by the issuer in its Prospectus. The reporting person no longer beneficially owns 5% or more of the securities and accordingly this constitutes an exit filing for the reporting person.

## Item 1. Issuer
Name of issuer: VSEE Health, Inc.
Address of issuer's principal executive offices: 980 N Federal Hwy #304, Boca Raton, Florida 33432.

## Item 2. Person Filing
Name of person filing:
(i) Dominion Capital LLC, a Connecticut limited liability company ("Dominion"); (ii) Dominion Capital GP LLC, a Delaware limited liability company ("Dominion GP"); (iii) Dominion Capital Holdings LLC, a Delaware limited liability company ("Dominion Holdings"); (iv) Ascent Partners Fund LLC, a Delaware limited liability company ("Ascent"); (v) Ascent Partners LLC, a Delaware limited liability company ("AP"); (vi) Masada Group Holdings LLC, a Florida limited liability company ("Masada"); (vii) Mikhail Gurevich; (viii) Gennadiy Gurevich; and (ix) Alon Brenner.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to the Statement on Schedule 13G, filed with the SEC on October 1, 2025 (the "Schedule 13G"), pursuant to which the Reporting Persons have agreed to file this Amendment No. 1 and all subsequent amendments to the Schedule 13G and this Amendment No. 1 jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Amendment No. 1 should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the Common Stock reported herein.
Address of principal business office or, if none, residence: 256 West 38th Street, 15th Floor, New York 10018.
Citizenship: Each of Dominion GP, Dominion Holdings, Ascent and AP is a Delaware limited liability company. Dominion is a Connecticut limited liability company. Masada is a Florida limited liability company. Each of Mikhail Gurevich, Gennadiy Gurevich, and Alon Brenner is a citizen of the United States.

## Item 4. Ownership
Amount beneficially owned:
The purpose of this Amendment No. 1 is to amend and supplement the Schedule 13G and Amendment No. 1 in order to update the beneficial ownership information on the cover pages and in Item 4 in the Schedule 13G, including to indicate that each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the shares of the outstanding shares of Common Stock and to amend Item 5 of the Schedule 13G accordingly. This Amendment No. 1 constitutes an exit filing for each of the Reporting Persons.

The information required by this item with respect to each Reporting Person is set forth on rows 5 through 9 and 11 of the cover page to this Amendment No.1 and is incorporated herein by reference for each such Reporting Person. The ownership percentages reported are based on (i) 33,193,140 shares of Common Stock outstanding as of December 26, 2025, as reported by the issuer in its Prospectus.

As of December 31, 2025, Ascent directly holds 100,000 shares of common stock as part of the Promissory Note issued on March 20, 2025. As of December 31, 2025, Dominion and Ascent each directly hold certain common stock purchase warrants of the issuer, which are exercisable to purchase an aggregate of 173,913 and 740,741, respectively, shares of Common Stock.

As of December 31, 2025, certain convertible promissory notes were paid off by the issuer to Dominion and Ascent.

Each of Mikhail Gurevich and Gennadiy Gurevich manages Dominion Holdings, Dominion GP, Dominion Capital, AP and Ascent. Dominion Holdings manages Dominion Capital, Dominion GP, AP and Ascent. Dominion GP manages Dominion Capital, AP and Ascent. Dominion Capital manages AP and Ascent. Alon Brenner manages Masada, AP and Ascent. Masada manages AP and Ascent. AP manages Ascent. Ascent has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it. Each of Mikhail Gurevich, Gennadiy Gurevich, Dominion Holdings, Dominion GP, Dominion Capital, Masada, Alon Brenner and AP may be deemed to beneficially own, and have the power to vote, the shares of Common Stock beneficially owned by Ascent and the other companies they are listed above as managing.
Percent of class: 2.97 %
Sole power to vote or to direct the vote: (A) Dominion: 0.00 (B) Dominion GP: 0.00 (C) Dominion Holdings: 0.00 (D) Ascent: 0.00 (E) AP: 0.00 (F) Masada: 0.00 (G) Mikhail Gurevich: 0.00 (H) Gennadiy Gurevich: 0.00 (I) Alon Brenner: 0.00
Shared power to vote or to direct the vote: (A) Dominion: 1,014,654.00 (B) Dominion GP: 1,014,654.00 (C) Dominion Holdings: 1,014,654.00 (D) Ascent: 1,014,654.00 (E) AP: 1,014,654.00 (F) Masada: 1,014,654.00 (G) Mikhail Gurevich: 1,014,654.00 (H) Gennadiy Gurevich: 1,014,654.00 (I) Alon Brenner: 1,014,654.00
Sole power to dispose or to direct the disposition: (A) Dominion: 0.00 (B) Dominion GP: 0.00 (C) Dominion Holdings: 0.00 (D) Ascent: 0.00 (E) AP: 0.00 (F) Masada: 0.00 (G) Mikhail Gurevich: 0.00 (H) Gennadiy Gurevich: 0.00 (I) Alon Brenner: 0.00
Shared power to dispose or to direct the disposition: (A) Dominion: 1,014,654.00 (B) Dominion GP: 1,014,654.00 (C) Dominion Holdings: 1,014,654.00 (D) Ascent: 1,014,654.00 (E) AP: 1,014,654.00 (F) Masada: 1,014,654.00 (G) Mikhail Gurevich: 1,014,654.00 (H) Gennadiy Gurevich: 1,014,654.00 (I) Alon Brenner: 1,014,654.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 filed with the Schedule 13G.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Dominion Capital LLC: /s/ Dominion Capital LLC, Mikhail Gurevich, Managing Member of Dominion Holdings, Manager of Dominion GP, Manager of Dominion (02/03/2026)
- Dominion Capital GP LLC: /s/ Dominion Capital GP LLC, Mikhail Gurevich, Managing Member of Dominion Holdings, Manager of Dominion GP (02/03/2026)
- Dominion Capital Holdings LLC: /s/ Dominion Capital Holdings LLC, Mikhail Gurevich, Managing Member (02/03/2026)
- Ascent Partners Fund LLC: /s/ Ascent Partners Fund LLC, Mikhail Gurevich, signatory for Dominion, Managing Member of AP, Managing Member of Ascent (02/03/2026)
- Ascent Partners LLC: /s/ Ascent Partners LLC, Mikhail Gurevich, signatory for Dominion, Managing Member of AP (02/03/2026)
- Masada Group Holdings LLC: /s/ Masada Group Holdings LLC, Alon Brenner, Managing Member (02/03/2026)
- Mikhail Gurevich: /s/ Mikhail Gurevich, Mikhail Gurevich (02/03/2026)
- Gennadiy Gurevich: /s/ Gennadiy Gurevich, Gennadiy Gurevich (02/03/2026)
- Alon Brenner: /s/ Alon Brenner, Alon Brenner (02/03/2026)
Comment: LIST OF EXHIBITS Exhibit No. 1 - Joint Filing Agreement, dated October 1, 2025 (incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons with the SEC on October 1, 2025).